UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

AVX CORPORATION

(Name of Subject Company)

AVX CORPORATION

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

002444107

(CUSIP Number of Class of Securities)

Michael E. Hufnagel

Senior Vice President, Chief Financial Officer, and Treasurer

1 AVX Boulevard

Fountain Inn, South Carolina 29644

(864) 967-2150

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David A. Katz Jenna E. Levine Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	Dennis O. Garris Rebecca R. Valentino Alston & Bird LLP 950 F Street NW Washington, DC 20004-1404 (202) 239-3300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed on March 2, 2020 with the U.S. Securities and Exchange Commission (the “SEC”) by AVX Corporation, a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the cash tender offer by Arch Merger Sub Inc., a Delaware corporation (“Purchaser”), and a wholly-owned subsidiary of Kyocera Corporation, a joint stock corporation incorporated under the laws of Japan (“Parent”), to acquire any and all of the outstanding Shares that Parent does not already own at an offer price of $21.75 per Share, net to the seller in cash without interest, and subject to deduction for any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 2, 2020 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and which, together with the Offer to Purchase, constitutes the “Offer”). The terms of the Offer, and the conditions to which it is subject, are set forth in the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by Purchaser and Parent on March 2, 2020, as amended or supplemented from time to time, which contains as exhibits the Offer to Purchase and Letter of Transmittal.

The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated in this Amendment No. 3 by reference, except that such information is amended or supplemented to the extent specifically provided in this Amendment No. 3. Capitalized terms used in this Amendment No. 3 and not defined shall have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is amended and supplemented by adding the following new section immediately prior to the section beginning with the heading “Forward-Looking Statements”:

“Final Results of the Offer and Completion of the Merger.

The Offer and withdrawal rights expired at one minute after 11:59 p.m., New York City time, at the end of the day on Friday, March 27, 2020. The Depositary for the Offer has indicated that a total of 31,763,490.559 Shares were validly tendered and not validly withdrawn pursuant to the Offer as of the Expiration Date, representing approximately 67.0% of the outstanding Shares not already owned by Parent. In addition, Notices of Guaranteed Delivery have been delivered for 2,548,489 Shares, representing approximately 5.4% of the outstanding Shares not already owned by Parent. All Shares that were validly tendered and not withdrawn pursuant to the Offer have been accepted for payment by Purchaser.

On March 30, 2020, Parent completed its acquisition of the Company pursuant to the terms of the Merger Agreement. On such date, Purchaser merged with and into the Company in accordance with Section 251(h) of the DGCL, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, at the effective time of the Merger, each outstanding Share (other than Shares held by the Company, any of its subsidiaries, Parent, Purchaser or any subsidiary of Parent, or any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL) was converted into the right to receive $21.75 per Share, net to the seller in cash, without interest and subject to deduction for any required withholding taxes (which is the same amount per Share paid in the Offer). Instructions outlining the steps to be taken to obtain the Merger Consideration will be mailed to the Company’s stockholders who did not tender their Shares in the Offer.

Promptly following consummation of the Merger, Parent intends to cause all Shares to be delisted from the New York Stock Exchange and deregistered under the Exchange Act.”

Item 9.	EXHIBITS.

Item 9 of the Schedule 14D-9 is amended and supplemented by adding the following exhibits to the exhibit index:

(a)(5)(E)	Press Release issued by AVX Corporation on March 30, 2020 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on March 30, 2020).

(a)(5)(F)	Press release issued by Kyocera Corporation on March 30, 2020 (incorporated by reference to Exhibit (a)(5)(iv) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2020

AVX Corporation

By:	/s/ Michael E. Hufnagel
Name:	Michael E. Hufnagel
Title:	Senior Vice President and Chief Financial Officer, Treasurer